EXHIBIT 99.4

ACQUISITION AGREEMENT

THIS AGREEMENT, dated as of , 2002, is between United States Oil Company ("USO") with offices at 161 Glenview Lane, Evergreen, CO 80439 and Rocky Mountain Energy Corporation ("Rocky Mountain") with offices at 333 North Sam Houston Parkway East, Suite 910, Houston, Texas 77060.

Subject to the terms and conditions of this Acquisition Agreement, Rocky Mountain desires to acquire all the issued and outstanding stock of USO in exchange for stock of Rocky Mountain, in a transaction intended to qualify as a tax-free exchange pursuant to section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. The parties intend for this Agreement to represent the terms and conditions of such tax-free reorganization, which Agreement the parties hereby adopt. However, neither party is seeking tax counsel or legal or accounting opinions on whether the transaction qualifies for tax free treatment. As part of this transaction, USO shall assign, transfer and convey to Rocky Mountain and Rocky Mountain desires to acquire from USO all of USO's right, title and interest in, to and under or derived from the oil and gas leases, oil, gas and mineral leases and other interests therein referred to in Exhibit "A", attached hereto and made a part hereof for all purposes, insofar and only insofar as said Leases apply to the lands, depths, formations, wellbore rights and/or other rights specified on Exhibit "A" together with identical interests in and to all property and rights incident thereto, including without limitation, all materials, equipment, personal property and fixtures located thereon or used in connection therewith (the "Equipment") as listed on Exhibit "B" and all of USO's rights in, to and under all agreements, leases, permits, rights-of-way, easements, licenses, options and orders in any way relating thereto as of 7:00 A.M. local time, June 1, 2002 (the "Effective Time"), all of the foregoing properties, rights and interests being hereinafter sometimes called the "Interests," and USO represents that the leases, interests and assets set forth in Exhibits "A" and "B" constitute all of USO's leases, interests and assets.

THEREFORE, In consideration of the above recitals and of the covenants and agreements herein contained, USO and Rocky Mountain agree as follows:

1. ACQUISITION AND PURCHASE: Subject to and upon all of the terms and conditions hereinafter set forth, USO Stockholders shall assign, transfer, and deliver to Rocky Mountain, free and clear of all liens, pledges, encumbrances, charges, restrictions, or claims of any kind, nature, or description, all issued and outstanding shares of common stock of USO (the "USO Shares") held by USO Stockholders which shares shall represent all issued and outstanding shares of USO common stock, and Rocky Mountain agrees to acquire such shares on such date by issuing and delivering in exchange therefor an aggregate of 20,000,800 shares of Rocky Mountain common stock, par value $0.001 per share, (the "Rocky Mountain Common Stock"). Such shares of Rocky Mountain Common Stock shall be issued pro rata based on the number of USO Shares held and as set forth opposite the USO Stockholder's respective names in Exhibit A-1. After giving effect to the transaction contemplated hereby, Rocky Mountain will own all the issued and outstanding shares of USO and USO will be a wholly-owned subsidiary of Rocky Mountain operating under the name USO Oil and Gas Corporation or such other name selected by the shareholders and management of ASI.

2. ACQUISITION PRICE: The acquisition price for the Interests shall be the approximate amount of Twenty Three Million and No/100 Dollars ($23,000,000 being 20,000,800 shares of RMEC plus $3,000,000 cash), subject only to any applicable price adjustment as provided for herein below. At Closing Rocky Mountain shall pay and deliver to USO the total acquisition price after any applicable price adjustment as provided for herein below as follow, to wit:

(a) The Rocky Mountain shall deliver the sum of Three Million and No/100 Dollars ($3,000,000) in cash,

(b) The issuance of 20,000,800 shares as set forth above. These shares shall be Regulation 144 shares but will be subject to "piggy-back' registration rights. Further, a "fairness hearing" shall be held for the issuance of the shares. As of the date of this Agreement, the "ask" price of Rocky Mountain's common stock, as quoted on the Over the Counter Bulletin Board, is approximately $1.00 per share.

(c) The Acquisition Price shall be adjusted as follows (to the extent such items are known or can be reasonably estimated at Closing), and the resulting amount (the "Closing Amount") shall be paid to USO. Any such adjustments shall not affect the number of shares being issued under this Agreement, but only the cash portion of the transaction.

(i) The Acquisition Price shall be decreased by the following amounts:

x. The amount of revenues actually received by USO for oil, gas, condensate, natural gas liquids and other petroleum product sales attributable to production from the Subject Properties from and after the Effective Date (it being agreed that all oil which was produced from the Subject Properties prior to the Effective Date and which was, on the Effective Date, stored in tanks located on the Subject Lease, or located elsewhere but used by USO to store oil produced from the Subject Properties prior to delivery to oil Rocky Mountain, and above pipeline connections shall be deemed to have been produced before the Effective Date);

(ii) The Acquisition Price shall be increased by the following amounts:

x. The amount of all reasonable costs and expenses incurred and paid by USO in connection with the ownership or operation of the Assets and attributable to the period from and after the Effective Date, including without limitation any lease operating expenses and customary and reasonable overhead charges;

y. An amount equal to all prepaid expenses attributable to the Assets paid by USO and attributable to the period from and after the Effective Date, including without limitation prepaid ad valorem, property, production and other taxes and payments for insurance coverage accruing to the benefit of Rocky Mountain subsequent to the Effective Date.

3. INFORMATION AND ACCESS: USO shall make a good-faith effort to give Rocky Mountain and Rocky Mountain's authorized representatives, at any reasonable time(s) before Closing, (i) physical access to the wells and other Equipment included in the Interests, at Rocky Mountain's sole risk, cost and expense, for the purpose of inspecting the same, conducting witnessed tests of production from the wells, (ii) access to all production, engineering and other technical data and records, and to all contract, land and lease records, to the extent such data and records are in USO's possession and relate to the Interests; provided, however, USO shall have no obligation to provide Rocky Mountain such access to any data or information which USO considers proprietary or confidential to it or which access USO cannot legally provide Rocky Mountain because of third-party restrictions on USO; and (iii) access to all books and records of USO.

4. TITLE DEFECTS: For the purpose of this Agreement, a "Title Defect" shall mean a material deficiency in one (or more) of the following respects, to-wit:

(a) USO's title at the Effective Time, as to one or more properties, is subject to an outstanding mortgage, deed of trust, lien or encumbrance or other adverse claim which would induce a pipeline Rocky Mountain to suspend payment of proceeds as to USO's interest or require the furnishing of security or indemnity. Evidence that USO is currently receiving its full share of proceeds from a pipeline Rocky Mountain or third-party operator (not under a 100% or other division order requiring USO to further distribute proceeds to third parties) for the Interests shall be considered a presumption that no defect exists with respect to this interest;

(b) USO owns less than the net revenue interest described on Exhibit "A" or more than the working interest described on Exhibit "A" without a corresponding increase in net revenue interest;

(c) USO's rights and interests are subject to being reduced by virtue of the exercise by a third party of reversionary, back-in or other similar right not reflected on Exhibit "A"; and,

(d) USO Is In default under some material provision of a lease, farmout agreement or agreement affecting the Interests.

5. ACQUISITION PRICE ADJUSTMENTS: Rocky Mountain may, by delivery of written notice to USO of the existence of a Title Defect, request reduction of the acquisition price for the property affected. USO may request an increase in the acquisition price of a property by delivery to Rocky Mountain of written notice that the net revenue interest actually owned by USO therein is greater than that shown on Exhibit "A".

Any such notice by Rocky Mountain or USO shall include appropriate evidence to substantiate its position and shall be delivered to the other party on or before twenty (20) days after closing. In the event any such notice is not timely delivered, the claimant shall thereafter have no right to claim a Title Defect or different revenue interest.

Upon timely delivery of a notice either by Rocky Mountain of a Title Defect or by USO of an increase or decrease in net revenue interest, Rocky Mountain and USO shall meet and use their best efforts to agree on the validity of the claim and the amount of any required price adjustment based on the following formula:

(i) If both the Working Interest and the Net Revenue Interest for any property are incorrectly stated on Exhibit "A", but the ratio of Net Revenue Interest to Working Interest is correctly stated, then the adjustment to the Acquisition Price shall be the product of the value listed on Exhibit "A" multiplied by a fraction, the numerator of which is the Net Revenue Interest increase or decrease and the denominator of which is the Net Revenue Interest listed on Exhibit "A".

(ii) If either the Working Interest or the Net Revenue Interest for any property is incorrectly stated on Exhibit "A" and the ratio of Net Revenue Interest to Working Interest is incorrectly stated, then the Acquisition Price shall be adjusted as follows: Rocky Mountain shall recalculate the value of the property affected using precisely the same economic model, formula and assumptions used by it in calculating its values shown on Exhibit "A" but inserting the correct Working Interest and Net Revenue Interest percentage for the incorrect percentages. The difference between the recalculated value and the value shown on Exhibit "A" shall be the dollar value of the adjustment to the Acquisition Price.

The additional payment due conditioned upon production increases per section 2(c) shall be considered an upward adjustment to the Acquisition price as and if earned.

6. USO REPRESENTATIONS AND WARRANTIES: USO represents and warrants to that as of the Effective Date and the date USO executes this Agreement that to the best of USO's knowledge:

(a) Is duly qualified to carry on its business in the state where the Interests are located, and has all the requisite power and authority to enter into and perform this Agreement.

(b) It has taken all necessary actions pursuant to Its Articles of Incorporation, By-laws and other governing documents to fully authorize it to consummate the transaction contemplated by this Agreement.

(c) This Agreement and the consummation of the transactions contemplated by this Agreement will not violate, constitute a default under, or be in conflict with (i) any provision of USO's Articles of Incorporation or Bylaws, (ii) any material contract, agreement or instrument to which USO is a party or by which USO is bound or, (iii) any judgment, decree, order, statute, rule, permit or regulation applicable to USO or the Assets.

(d) The execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of USO. This Agreement has been duly executed and delivered on behalf of USO and at Closing all documents and instruments required hereunder to be executed and delivered by USO shall have been duly executed and delivered. This Agreement and such documents and instruments will constitute legal, valid and binding obligations of USO, enforceable against USO in accordance with their terms, subject, however, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors, and to general principles of equity.

(e) USO MAKES NO WARRANTIES, EXPRESS OR IMPLIED, INCLUDING THE WARRANTY OF MERCHANTABILITY AND THE IMPLIED WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, REGARDING THE SUBJECT PROPERTIES, FIXTURES, FACILITIES, EQUIPMENT, IMPROVEMENTS, MATERIALS AND OTHER PERSONAL PROPERTY LOCATED ON OR INCLUDED IN THE ASSETS, AND THE SAME ARE TO BE SOLD ON AN "AS IS, WHERE IS" BASIS AND CONDITION.

(f) To the best of USO's knowledge, all ad valorem, property and similar taxes and assessments based on or measured by the ownership of the Assets or the production of hydrocarbons or the receipt of proceeds there from on account of the Assets for all years prior to 2001 have been properly paid.

(g) To the best of USO's knowledge , there are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by or to the best of USO's knowledge threatened against USO.

(h) Except as expressly set forth in attached Schedule "B", no suit, action or other proceeding (including, without limitation, tax, environmental or development demands proceedings) is pending, or to the best of USO's knowledge threatened, which might result in impairment or loss of title to any of the Assets or the value thereof. USO shall promptly notify Rocky Mountain of any such proceeding which may arise or be threatened prior to Closing hereunder.

(i) To the best of USO's knowledge, there exists no adverse claim or claimed default (or any event which, with the giving of notice or the passage of time, or both, would constitute a default) under (i) any of the Subject Agreements or (ii) any order, writ, injunction or decree of any court, commission or administrative agency affecting any of the Assets. USO shall promptly notify Rocky Mountain of any notice hereafter received by USO of any such claim or default and the occurrence of any such event of which USO becomes aware prior to Closing.

(j) To the best of USO's knowledge, there are no unpaid bills or past due charges for any labor or materials incurred by or on behalf of USO incident to the exploration, development or operation of the Assets which could be the basis for the existence or the filing of any claims against the Assets or any part thereof.

(k) To the best of USO's knowledge, the Assets have been operated in compliance in all material respects with all valid laws, rules, regulations, ordinances and orders of governmental authorities having jurisdiction (including environmental laws) and in compliance in all material respects with all permits, approvals, contracts and agreements relating to the Assets.

(l) None of the Assets are subject to any preferential rights to purchase or restrictions on assignment that would be applicable to the transactions contemplated hereby, or which have not already expired.

(m) To the best of USO's knowledge, there are no approvals, consents or filings required to be made or obtained to an assignment or transfer of any of the Assets.

(n) To the best of USO's knowledge, there are no operations involving any of the Assets to which USO has become a non-consenting party.

(o) To the best of USO's knowledge, except as expressly set forth on Schedule "F", there are no prepayments, advance payments, take-or-pay payments or similar payments requiring the delivery of gas from the Assets without then or thereafter receiving payment at current prices.

(p) To the best of USO's knowledge, all of the Subject Properties have been drilled and completed within the boundaries of the Subject Lease or within the limits otherwise permitted by contract, pooling or unit agreement, and by law; and all drilling and completion of the Subject Properties and all development and operations on the Subject Lease have been conducted in all material respects in compliance with all applicable laws, ordinances, rules, regulations and permits, and judgments, orders and decrees of any court or governmental body or agency, except failures which individually and in the aggregate would not have a material adverse effect on the use, value or operation of the Assets.

(q) To the best of USO's knowledge, except as expressly set forth in Schedule "G", all proceeds from the sale of hydrocarbons produced from the Subject Properties are currently being paid to USO and no portion of such proceeds is currently being held in suspense by any Rocky Mountain thereof or any other party by whom proceeds are paid except for immaterial amounts.

(r) On the Closing Date, no mortgage lien, security interest or similar lien created by USO will exist with respect to the Assets.

(s) To the best of USO's knowledge, the Subject Lease is burdened by no royalty, overriding royalty interests, production payments or other burdens on production in excess of those shown on Exhibit A. Otherwise, the Assignment shall be made without warranty of title, either express or implied, except for acts by, through and under USO, and shall be subject to all validly existing burdens on production which pertain to the Subject Lease.

(t) USO DOES NOT WARRANT, EITHER EXPRESSLY OR IMPLIEDLY, THE RESERVOIR PERFORMANCE OR THE MERCHANTABILITY, SUITABILITY, CONDITION OR FITNESS FOR ANY PARTICULAR PURPOSE OR USE OF ANY OF THE AFORESAID LEASEHOLD EQUIPMENT, MATERIAL OR PERSONAL PROPERTY, ANY SUCH WARRANTY BEING EXPRESSLY DENIED. ROCKY MOUNTAIN, BY ACCEPTANCE OF THIS AGREEMENT, HEREBY AGREES TO ACCEPT THE SAME "WHERE IS, AS IS" AND WITH ALL FAULTS OR DEFECTS, IF ANY, IN THEIR PRESENT CONDITION AND STATE OF REPAIR. ROCKY MOUNTAIN EXPRESSLY WAIVES ALL OF THE EXPRESS AND IMPLIED WARRANTIES PROVIDED BY NEW MEXICO LAW, INCLUDING PARTICULARLY (BUT NOT LIMITED TO) (1) THE WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (2) THE WARRANTY AGAINST REDHIBITORY VICES AND (3) ANY RIGHT TO CLAIM RESCISSION OR REDUCTION IN THE ACQUISITION PRICE ON ACCOUNT OF ANY DEFECT OR CONDITION OF THE AFORESAID LEASEHOLD EQUIPMENT, MATERIAL OR PERSONAL PROPERTY WHICH MAY NOW OR HEREAFTER EXIST, WHETHER KNOWN OR UNKNOWN ON THIS DATE.

7. Rocky Mountain's Representations AND WARRANTIES

Rocky Mountain represents and warrants to and with USO that:

(a) Rocky Mountain is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada and Rocky Mountain is duly qualified to carry on its business in the state in which the Assets lie.

(b) Rocky Mountain has all requisite power and authority to carry on its business as presently conducted; to enter into this Agreement; to acquire the Assets on the terms described in this Agreement and to perform its obligations hereunder.

(c) This Agreement and the consummation of the transactions contemplated by this Agreement will not violate, constitute a default under, or be in conflict with, (i) any provision of Rocky Mountain's Articles of Incorporation or Bylaws, (ii) any material contract, agreement or instrument to which Rocky Mountain is a party or by which Rocky Mountain is bound, or (iii) any judgment, decree, order, statute, rule or regulation applicable to Rocky Mountain.

(d) The execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Rocky Mountain. This Agreement has been duly executed and delivered on behalf of Rocky Mountain and at Closing all documents and instruments required hereunder to be executed and delivered by Rocky Mountain shall have been duly executed and delivered. This Agreement and such documents and instruments will constitute legal, valid and binding obligations of Rocky Mountain, enforceable against Rocky Mountain in accordance with their terms, subject, however, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors, and to general principles of equity.

(e) Rocky Mountain is now, and hereafter shall continue to be, qualified to own State oil, gas and mineral leases in the State of New Mexico and with all other applicable regulatory bodies.

(f) Rocky Mountain is acquiring the Assets for Rocky Mountain's own account or investment, and not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933, and shall not resell any or all of the Assets except in compliance with all applicable securities laws.

8. Obligations of USO and Rocky Mountain

(a) For purposes of determining adjustments to the Acquisition Price under Article 1(d) hereof, Rocky Mountain agrees to accept the gas sales and oil and condensate sales meter readings taken in good faith by USO as of 7:00 o'clock A.M. on the Effective Date hereof.

(b) At the Closing, Rocky Mountain shall expressly assume and agree to be bound by the Contracts insofar as they relate to periods of time from and after the Effective Date and will protect, indemnify and hold USO harmless from and against any claims or demands arising out of the failure of Rocky Mountain to do so.

(c) Except as provided for in Articles 8(d), and 9, USO shall retain all risk and liability of whatsoever nature connected with operations conducted on the Assets prior to the Closing Date and agrees to protect, indemnify, defend and hold Rocky Mountain free and harmless from all liabilities, penalties, claims, causes of action, demands, lawsuits and expenses associated with the operations prior to the Closing Date. Rocky Mountain shall assume all risk and liability of whatsoever nature connected with operations conducted on the Assets from and after the Closing Date, and agrees to protect, indemnify, defend and hold USO free and harmless from all liabilities, penalties, claims, causes of action, demands, lawsuits and expenses associated with the Contracts and the operations from and after the Closing Date.

(d) Except as provided for in Article 6, 9(b) and (f) hereof, Rocky Mountain assumes full responsibility for, and agrees to protect, indemnify, defend and hold USO, its agents, directors, officers, shareholders and employees, free and harmless from and against all loss, liability, claims, fines, expenses, costs (including attorney's fees and expenses) and causes of action caused by or arising out of any federal, state or local laws, rules, orders and regulations applicable to any waste material or hazardous substances on or included with the Assets or the presence, disposal, release or threatened release of all waste material or hazardous substance from the Assets into the atmosphere or into or upon land or any water course or body of water, including ground water (collectively, "Environmental Liabilities"), whether or not attributable to USO's activities or the activities of USO's agents, directors, officers, shareholders and employees, or to the activities of third parties (regardless of whether or not USO was or is aware of such activities) prior to, during or after the period of USO's ownership of the Assets. This indemnification and assumption shall apply to liability for voluntary environmental response actions undertaken pursuant either to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (42 U.S.C.A. ss 9601, et seq.), as from time to time amended or revised, or to any other federal, state or local law.

(e) Rocky Mountain agrees to comply with all laws and governmental regulations with respect to abandonment of wells and/or abandonment of the leasehold property including, where applicable, the plugging of wells, the compliance with law or rules regarding inactive or unplugged wells, including bonding requirements and restoration as specified in the Subject Lease. Rocky Mountain agrees to protect, defend, indemnify and hold USO, its agents, directors, officers, shareholders and employees, free and harmless from and against any and all costs, expenses, claims, demands and causes of action of every kind and character arising out of, incident to, or in connection with the abandonment of wells and/or abandonment of and proper disposition of any leasehold property, including, without limitation, the leases, any structures, materials, land, wells, casing, leasehold equipment and other personal property, plugging requirements or exceptions thereto, including bonding requirements, regardless of whether the liability therefore is based upon some alleged act or omission of USO, or of the Rocky Mountain, or of some other party.

(f) All accounts payable and other costs and expenses with respect to the USO's interest in the Assets which relate to the period prior to the Effective Date shall be the obligation of and be paid by USO and those which relate to the period commencing with the Effective Date shall be the obligation of and be paid by Rocky Mountain.

(g) All prepaid utility charges applicable to periods following the Effective Date relating to the Assets shall be prorated as of the Effective Date.

(h) USO shall maintain responsibility and liability for the management, administration and disbursement of suspended funds (including interest accrued thereon, if any) attributable to the interests of third parties and accrued by USO, for any reason, pursuant to USO's disbursement of proceeds from the sale of production from the property or the Subject Lease and/or units of which the Assets are a part, to the extent such funds are attributable to production sold prior to the Closing Date (collectively the "Suspended Funds").

USO shall provide Rocky Mountain a listing of all Suspended Funds, setting forth the name, address and tax identification number (if known), of each interest owner, the decimal of interest suspended, the amount suspended for each interest owner, the reason the funds are in suspense, the date the interest was first suspended and the actions, if any, taken by USO with respect to such funds. USO shall deliver to Rocky Mountain, as soon after the Closing Date as practicable, a copy of USO's records and files that apply to or are related to the Suspended Funds transferred or assigned to Rocky Mountain.

(i) If monies are received by either party hereto which, under the terms of this Article, belong to the other party, the same shall immediately be paid over to the proper party. If an invoice or other evidence of an obligation is received which is applicable to periods both prior to and after the Effective Date and is, thus, under the terms of the preceding paragraphs, partially the obligation of USO and partially the obligation of Rocky Mountain, then the parties shall consult with each other and each shall promptly pay its portion of such obligation to the obligee.

(j) USO will pay all ad valorem, property taxes and other taxes assessed on, based on, or attributable to production and other equipment that occurred prior to the Effective Date. Rocky Mountain will pay all taxes assessed on, based on, or attributable to production that occurred after the Effective Date. It is agreed that whichever party receives said tax statements shall pay such taxes prior to delinquency and the other party hereto agrees to reimburse the paying party its pro rata share thereof promptly upon receipt of an invoice accompanied by evidence of such payment. It is further agreed that, should USO pay the taxes, then Rocky Mountain also shall reimburse USO for any portion of the aforementioned taxes that are assessable against other working interest and non-working interest owners and Rocky Mountain shall recoup from them accordingly. Rocky Mountain shall pay all applicable state, parish, municipality or government sales or use taxes on the leasehold, equipment, material or personal property located thereon for periods subsequent to the Effective Date.

(k) USO and Rocky Mountain shall each bear their own costs and expenses, including, but not limited to, attorney's fees incurred in connection with the transactions contemplated in this Agreement.

(l) The sale of the Assets shall be subject to, and Rocky Mountain shall assume, pay for and perform, the duties, liabilities and obligations relating to the Assets, including, but not limited to, all applicable and validly recorded and unrecorded agreements, contracts and instruments (including, but not limited to, royalties, overriding royalty interests, production payments, net profits interest, carried working interest or similar burdens), from and after the Effective Date.

9. Environmental Conditions

(a) The Assets which have been identified herein and are the subject of this Agreement have been utilized by USO and its predecessors-in-title for the purpose of exploration, development and production of oil and gas. Information, to the best of USO's knowledge, regarding any substantial quantity of crude oil and produced water which may have been spilled or disposed of onsite and the locations thereof, including pit closures, burial, land farming, land spreading and underground injection, will be made available to Rocky Mountain as soon as practicable after the execution of this Agreement, but in no event less than thirty (30) days after the Closing Date. Rocky Mountain acknowledges that there may have been spills of these materials in the past onto the Assets described herein. In addition, some oil field production equipment may contain asbestos and/or Naturally Occurring Radioactive Material ("NORM"). In this regard, Rocky Mountain expressly understands that NORM may affix or attach itself to the inside of wells, materials and equipment as scale, or in other forms, and that said wells, material and equipment located on the property described herein may contain NORM and that NORM-containing material may be buried or otherwise disposed of on the Assets. Rocky Mountain also expressly understands that special procedures may be required for the removal and disposal of asbestos and NORM from the equipment and Assets where it may be found and Rocky Mountain agrees to assume all liability for such asbestos and NORM and for use of appropriate procedures and activities required to handle and dispose of same.

(b) Promptly after execution of this Agreement by both parties, Rocky Mountain shall have the right, at its own cost, risk and expense, to conduct or have conducted an environmental assessment of the Assets. USO will provide Rocky Mountain (or its contractor) as may be requested with reasonable access to the Assets operated by USO in order to conduct the environmental assessment. Rocky Mountain shall release, protect, indemnify, defend and hold USO, its agents, directors, officers, shareholders and employees, free and harmless against any liability or damage to persons or property arising out of such environmental assessment. Such indemnity shall also apply regardless of whether the liability or damage arises in whole or in part from the negligence of USO. Rocky Mountain shall advise USO of any material adverse environmental conditions of the Assets which it finds unacceptable ("Unacceptable Environmental Conditions") and provide evidence thereof on or before Closing. For the purpose of this paragraph, such conditions shall be "material" only if they will cost in excess of $250,000 to cure or remedy, and were not specifically disclosed on or before the execution of this Agreement. Within thirty (30) days after receipt of such notice, USO may either (1) remedy or agree to remedy such Unacceptable Environmental Conditions within a period of time not to exceed 90 days following the receipt of Unacceptable Environmental Conditions Notice; (2) negotiate with Rocky Mountain in a good faith effort to agree upon an adjustment to the Acquisition Price which adjustment shall reflect Rocky Mountain's cost to remedy such conditions ("Rocky Mountain's Remediation Costs") or (3) remove the asset or assets from the Assets being conveyed and assigned and adjust the Acquisition Price by the amount of Rocky Mountain's Remediation Costs.

SUBJECT TO THE FOREGOING AND EXCEPT AS EXPRESSLY PROVIDED FOR IN THIS AGREEMENT, ROCKY MOUNTAIN UNDERSTANDS AND AGREES THAT THIS SALE IS MADE ON AN "WHERE IS, AS IS" BASIS AND ROCKY MOUNTAIN RELEASES USO FROM ANY LIABILITY WITH RESPECT THERETO WHETHER OR NOT CAUSED BY OR ATTRIBUTABLE TO USO'S NEGLIGENCE EXCEPT AS OTHERWISE EXPRESSLY AGREED UPON IN WRITING BY USO AS PROVIDED HEREIN.

(c) From and after the Closing Date, Rocky Mountain shall dispose of or discharge any waste from the Assets (including, but not limited to, produced water, drilling fluids and other associated wastes) in accordance with applicable federal, state or local regulations. When and if any lease, an interest in which has been conveyed and assigned hereunder, is terminated, Rocky Mountain shall take at its sole expense whatever remedial action on the Assets is necessary to meet any federal, state or local requirements directed at protecting human health and the environment in effect at that time.

(d) Except as provided for in Article 9(b) hereof, Rocky Mountain, its successors and assigns, hereby agree to protect, indemnify, defend and hold USO, its agents, directors, officers, shareholders and employees, free and harmless from and against all claims, demands and causes of action, including any civil fines, penalties, costs of clean-up or plugging liabilities for any and all wells, brought by any and all persons, including (without limitation) Rocky Mountain's agents, directors, officers, shareholders and employees and also including (without limitation) any private citizens, persons, organizations and any agency, branch or representative of federal, state or local government, on account of any personal injury or death or damage, destruction or loss of property, contamination of natural resources (including soil, surface water or ground water) resulting from or arising out of any liability caused by or connected with the presence, disposal or release of any material of any kind, including, without limitation, asbestos and/or NORM, in, under or on the Assets at the time the Assets are conveyed and assigned to Rocky Mountain, or thereafter caused by acts of Rocky Mountain, its agents, directors, officers, shareholders and employees, with regard to its use of the described Assets subsequent to the conveyance and assignment of the described Assets pursuant to this Agreement without regard to whether such liability, injury, death, damage, destruction, loss or contamination is caused in whole or in part by any claimed negligence, active or passive, on the part of USO or other indemnified party. This indemnification shall be in addition to any other indemnity provisions contained in this Agreement.

10. CONDITIONS OF CLOSING BY ROCKY MOUNTAIN: The obligation of Rocky Mountain to close is subject to the satisfaction of the following conditions:

(a) Rocky Mountain shall have had reasonable access during normal business hours to all data and records obligated to be provided Rocky Mountain in Section 3 hereof.

(b) That all representations and warranties of USO contained in this Agreement shall be true and correct in all material respects at and as of Closing as if such representations and warranties were made at and as of Closing;

(c) Rocky Mountain shall have received USO's assurance that (i) the consummation of the transaction contemplated hereby will not violate the provisions of USO's corporate charter and by-laws or any agreement, instrument, order, judgment or law by which it is bound, and (ii) all title documents delivered hereunder are validly executed on behalf of USO.

(d) USO shall have obtained and delivered to Rocky Mountain (i) all prerequisite waivers of preferential rights of purchase, and (ii) all necessary consents for transfer of the Interests, except those which by their nature cannot be requested or obtained until after Closing, or Rocky Mountain and USO shall have adjusted the sale price in accordance with the provisions of Section 2 and 5.

(e) That all representations and warranties of USO contained in this Agreement shall be true and correct in all material respects at and as of Closing as if such representations and warranties were made at and as of Closing;

(f) USO shall have performed and satisfied in all material respects all covenants and agreements required by this Agreement to be performed or satisfied by Rocky Mountain at or prior to Closing; and

(g) at the Closing Date, no suit, action or other proceeding shall be pending or threatened in which it is sought to restrain or prohibit the performance of or to obtain damages or other relief in connection with this Agreement or the transactions contemplated hereby.

(h) Since the date of this Agreement, there shall have been no material adverse change in the condition of the Assets, except depreciation of personal property through ordinary wear and tear, depletion resulting from production and economic, political or legal changes affecting the oil and gas industry in general; provided, however, that no change in the conditions of the Assets shall be deemed material unless the aggregate value thereof exceeds five (5%) of the Acquisition Price

11. CONDITIONS OF CLOSING BY USO: The obligation of USO to close is subject to:

(a) USO receiving evidence satisfactory to USO that Rocky Mountain has all requisite corporate, partnership or other power and authority to acquire the Interests on the terms described in this Agreement and to perform its other obligations hereunder and that all corporate, partnership and/or other prerequisites of whatsoever nature have been fulfilled.

(a) That USO shall have performed and satisfied in all material respects all covenants and agreements required by this Agreement to be performed or satisfied by USO at or prior to Closing;

(b) At the Closing Date, no suit, action or other proceeding shall be pending or threatened in which it is sought to restrain or prohibit the performance of or to obtain damages or other relief in connection with this Agreement or the transactions contemplated hereby.

12. CLOSING: The Closing shall be held on or before August 15, 2002, at 10:00 A.M., at the offices of USO or at such other place as USO and Rocky Mountain may mutually agree in writing. At Closing the following will occur:

(a) USO and Rocky Mountain shall execute, acknowledge and deliver an Assignment and Bill of Sale substantially in the form of Exhibit "D" attached hereto.

(b) Rocky Mountain shall deliver to USO by either wire transfer or certified funds the remaining balance of the total sale price as adjusted hereunder, subject to further adjustment after Closing as provided for herein, and shall cause to be delivered to USO a certificate representing the shares of Rocky Mountain required to be transferred to USO pursuant to Article 2(b) above.

(c) USO and Rocky Mountain shall execute any necessary forms required by governmental agencies for the transfer of the Interests and Rocky Mountain shall file same immediately following Closing.

(d) USO shall (subject to the terms of any applicable agreements and to the other provisions hereof) deliver to Rocky Mountain exclusive possession of the Interests, effective as of the Effective Time.

(e) All books, records and files in the possession of USO pertaining to the Interests, including, without limitation, all well files, correspondence, geological and engineering information, shall be made available for delivery to Rocky Mountain at USO's offices where currently maintained, within five (5) days after the Closing. USO shall have the right to retain copies of any or all of such books, records and files and to retain canceled checks and general ledger, purchasing and other general accounting records of USO. USO reserves the right to later examine the records and information delivered to Rocky Mountain pursuant to this paragraph (e) to the extent such examination is necessary for any relevant business purpose. All information and data shall be furnished as a matter of convenience only to Rocky Mountain and Rocky Mountain's reliance on same shall be at Rocky Mountain's sole risk.

13. RESERVATIONS AND EXCEPTIONS: Acquisition of the Interests is made subject to all reservations, exceptions, limitations, contracts and other burdens or instruments which are of record or of which Rocky Mountain has actual or constructive notice, including any matter included or referenced in the materials made available by USO to Rocky Mountain.

14. CLOSING ADJUSTMENTS: All ad valorem taxes, real property taxes and similar obligations ("Property Taxes") for the year 2001 shall be prorated and paid by USO (10/12) and Rocky Mountain (2/12).

All proceeds (including proceeds held in suspense or escrow) from the sale of production actually sold and delivered by USO prior to the Effective Time and attributable to the Interests shall belong to USO and all proceeds from the sale of production actually sold and delivered after the Effective Time attributable to the Interests shall belong to Rocky Mountain. In addition, all oil, condensate or liquid hydrocarbons (hereinafter in this paragraph called "oil") in storage above the pipeline connection shall be gauged and all gas meter charts shall be replaced at the Effective Time. Rocky Mountain shall pay USO for such oil at the highest posted field price prevailing at the Effective Time for oil of like grade and gravity for the particular field.

Except as otherwise specifically provided in this Agreement, all costs, expenses and obligations relating to the Interests which accrue prior to the Effective Time shall be paid and discharged by USO; and all costs, expenses and obligations relating to the Interests which accrue after the Effective Time shall be paid and discharged by Rocky Mountain.

Within 5 days prior to closing, USO will prepare and deliver to Rocky Mountain a closing settlement statement that details the adjustments in Articles 2(d), 5, 6, 9 and 14.

15. POST CLOSING ACCOUNTING:

(a) As soon as practicable after the Closing, USO shall prepare and deliver to Rocky Mountain, in accordance with this Agreement and generally accepted accounting principles, a statement (the "Intermediate Settlement Statement") setting forth each adjustment or payment that was not finally determined as of the Closing and showing the calculation of such adjustments to the sale price including adjustments related to title defects of Article 5, Rocky Mountain Remediation costs of Articles 9(b), and any adjustments related to Article 15(c). As soon as practicable after receipt of the Intermediate Settlement Statement, Rocky Mountain shall deliver to USO a written report containing any changes that Rocky Mountain proposes be made to the Intermediate Settlement Statement. The parties undertake to agree with respect to the Intermediate Settlement Statement no later than 180 days after closing, such agreement constituting and to be embodied in the "Final Settlement Statement" and to establish the "Final Sale Price", and the date upon which the Final Sale Price is established to be the "Final Settlement Date'. However, the "Final Sale Price" shall not include any additional consideration which may be earned upon performance level of the assets reaching stated targets per Exhibit "C", until such time as they are achieved or agreement is reached that they shall not be achieved. Such additional payments are considered additional consideration for the acquisition of these assets. In the event Rocky Mountain and USO are unable to mutually agree upon the amount of the Final Settlement Statement, an audit shall be conducted by a mutually agreed upon accounting firm. Rocky Mountain and USO agree to be bound by the findings of such audit, insofar as the Final Settlement Statement amount is concerned, and each shall bear one half of all expenses associated with such audit. In the event that (i) the Final Sale Price is more than the amount paid at Closing, Rocky Mountain shall pay to USO the amount of such difference, or (ii) the Final Sale Price is less than the amount paid at Closing, USO shall pay Rocky Mountain in immediately available funds the amount of such difference within 10 days of notification. USO shall be responsible for the settlement of all joint billing audits which relate to accounting periods prior to the Effective Time. Rocky Mountain shall be responsible for the settlement of all joint billing audits which relate to accounting periods after the Effective Time. Any credits received by Rocky Mountain after the Effective Time Attributable to expenses paid prior to the Effective Time shall be promptly reimbursed to USO by Rocky Mountain.

(b) Any additional consideration earned pursuant to 2(c) connected with production levels achieved shall be considered an upward post closing adjustment regardless of when earned.

16. TAXES: The sale price provided for hereunder excludes any sales taxes or other taxes in connection with the sale of property pursuant to this Agreement because the parties believe that this sale is exempt from sales tax. If a determination is ever made that a sales tax or other transfer tax applies, Rocky Mountain shall be liable for such tax as well as any applicable conveyance, transfer and recording fees, and real estate transfer stamps or taxes imposed on any transfer of property pursuant to this Agreement. Rocky Mountain shall defend and hold USO harmless with respect to the payment of all such taxes, if any, including any interest or penalties assessed thereon.

All taxes (other than ad valorem and income taxes) which are imposed on or with respect to the production of oil, natural gas or other hydrocarbons or minerals or equipment or the receipt of proceeds therefrom (including but not limited to severance, production, excise and windfall profit taxes) shall be apportioned between the parties based upon the respective shares of production taken by the parties. Payment or withholding of all such taxes which have accrued prior to the Effective Time and filing of all statements, returns and documents pertinent thereto shall be the responsibility of USO. Payment or withholding of all such taxes which have accrued from and after the Effective Time and the filing of all statements, returns and documents incident thereto shall be the responsibility of Rocky Mountain.

17. EMPLOYMENT CONTRACT: As additional consideration for the transfer of the Interests herein, Rocky Mountain agrees to enter into an Employment Contract with Donnie Hill. Such Employment Agreement shall be in substantially the same form as the Employment Agreement attached hereto as Exhibit "E".

18. FURTHER OPERATION OF USO-OPERATED INTERESTS: USO shall, as to the Interests it now operates, continue to operate the same until the Effective Time, when such operation shall be turned over to, and become the responsibility of Rocky Mountain. In the event Closing occurs after the Effective Time, however, USO shall, unless Rocky Mountain and USO otherwise agree, continue the physical operation of such Interests until Closing: such operation from and after the Effective Time shall be conducted by USO for and on behalf of Rocky Mountain; and for any such services performed by USO from and after the Effective Time, Rocky Mountain shall pay USO for all reasonable and necessary expenses incurred by USO in such operation, protection or maintenance of the Interests. Such expenses may be recovered by USO as part of the closing or post-closing adjustments, as appropriate.

In all of its operations after full execution of this Agreement, USO shall exercise the same standard of care as an ordinary prudent operator under the same or similar circumstances and shall notify Rocky Mountain of any material adverse change in the productive capability of any well Included in the Interests.

19. BROKER'S FEE: USO represents and warrants to Rocky Mountain that USO has incurred no liability, contingent or otherwise, for broker's or finder's fees in respect of this Agreement or the transactions contemplated hereby for which Rocky Mountain shall have any responsibility whatsoever; and Rocky Mountain represents and warrants to USO that Rocky Mountain has incurred no fees in respect of this Agreement or the transactions contemplated hereby for which USO shall have any responsibility whatsoever.

20. NOTICES: All communications required or permitted under this Agreement shall be in writing and any communication or delivery hereunder shall be deemed to have been fully made if actually delivered, or if mailed by registered or certified mail, postage prepaid, to the address as set forth below:

USO

United States Oil Company

161 Glenview Lane

Evergreen, CO 80439

Attn: Stephen Lieberman

ROCKY MOUNTAIN

Rocky Mountain Energy Corporation

333 N. Sam Houston Parkway East, Suite 910

Houston, Texas 77060

Attn: John N. Ehrman

21. FURTHER ASSURANCE: After Closing each of the parties shall execute, acknowledge and deliver to the other such further instruments, and take such other actions as may be reasonably necessary to carry out the provisions of this Agreement. However, Rocky Mountain shall assume all responsibility for notifying the Rocky Mountain of oil and gas production from the Interests, and such other designated persons who may be responsible for disbursing payments for the purchase of such production, of the change of ownership of the Interests. Rocky Mountain shall take all actions necessary to effectuate the transfer of such payments to Rocky Mountain as of the Effective Time. USO shall have no responsibility or liability for the proper distribution of proceeds from and after the Effective Time.

22. PRESS RELEASE: There shall be no press release or public communication concerning this acquisition by either party except with the written consent of the party not originating said release or communication, with the exception being those reports reasonably required by applicable state or federal law or regulations.

23. ENTIRE AGREEMENT: This Instrument states the entire agreement between the parties and may be supplemented, altered, amended, modified or revoked by writing only, signed by both parties.

24. SURVIVAL: The representations, warranties and agreements contained in this Acquisition Agreement and in any certificate or other instrument delivered by or on behalf of either party pursuant to this Acquisition Agreement shall survive the Closing and shall be unaffected by any investigation made by the other party.

25. HEADINGS: The headings are for guidance only and shall have no significance in the interpretations of this Agreement.

26. GOVERNING LAW: THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE GOVERNED, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF UTAH UNTIL THE FINALIZATION OF THE FAIRNESS HEARING AND ENTRY OF ORDER REFERENCED IN PARAGRAPH 2, ABOVE, AND SAID FAIRNESS HEARING MUST BE BROUGHT AND CONCLUDED IN SALT LAKE COUNTY, STATE OF UTAH; THEREAFTER, THE OBLIGATIONS OF THE PARTIES HERETO SHALL BE GOVERNED, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE NEW MEXICO AND THE PARTIES AGREE THAT OTHER THAN AS SET FORTH ABOVE, ANY LITIGATION RELATING DIRECTLY OR INDIRECTLY TO THIS AGREEMENT MUST BE BROUGHT BEFORE AND DETERMINED BY A COURT OF COMPETENT JURISDICTION WITHIN THE STATE OF NEW MEXICO.

USO:

UNITED STATES OIL COMPANY

By: Stephen Lieberman, President

ROCKY MOUNTAIN:

ROCKY MOUNTAIN ENERGY CORPORATION

By: John N. Ehrman, President

STATE OF

COUNTY OF

BEFORE ME, the undersigned authority, on this day personally appeared Stephen Lieberman known to me to be the person whose name is subscribed to in the foregoing instrument, and known to me to the President of United States Oil Company, a company,

and acknowledged to me that he executed said instrument for the purposes and consideration therein express, and as the act of said company.

GIVEN UNDER MY HAND AND SEAL OF OFFICE, this _______ day of 2002.

Notary Public, State of

STATE OF TEXAS

COUNTY OF HARRIS

BEFORE ME, the undersigned authority, on this day personally appeared John N. Ehrman, known to me to be the person whose name is subscribed to in the foregoing instrument, and known to me to the President of Rocky Mountain Energy Corporation, a Nevada corporation, and acknowledged to me that he executed said instrument for the purposes and consideration therein express, and as the act of said corporation.

GIVEN UNDER MY HAND AND SEAL OF OFFICE, this _______ day of 2002.

Notary Public, State of Texas